Exhibit 8.1

Subsidiaries of Heramba Electric plc

Legal Name	Jurisdiction of Incorporation
Heramba GmbH	Germany
Project Energy Reimagined Acquisition Corp.	Cayman Islands
Heramba Holdings Inc.	United States
Kiepe Electric GmbH	Germany
Kiepe Electric LLC	United States